December 11, 2007

Lynn Dicker, Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Solitron Devices Inc.
Form 10-KSB
Filed June 8, 2007
File No. 001-04978

Dear Ms. Dicker:

Solitron Devices Inc. acknowledges receipt of your letter dated November 30, 2007 and thanks the Staff for their comments which will enhance the overall disclosure in our future filings.

We acknowledge our responsibility for the adequacy and accuracy of all disclosures and filings.

It is also understood that responses to this letter and any changes made or information provided in future disclosures do not foreclose the Commission from taking any actions with respect to filings.

It is also understood that we cannot assert the staff comments or our responses as a defense in any proceeding by the Commission or any other person under the federal security laws of the United States.

Below please find our response to the staff comments:

1. a) We acknowledge the Staff’s comment and will revise our future filings accordingly.

b) We acknowledge the Staff’s comment and will revise our future filings accordingly.

December 11, 2007	Page -2-

In response to the Staff’s request, Solitron Devices furnishes you the following  information which was the basis for its reserve policy:

•	Ninety percent plus of our customers are the U.S. government and its prime defense contractors.

•	The company produces product only when it receives firm orders from customers. Customer products made by the company for defense contracts are used by such customers for periods exceeding 15-20 years.

•	Most customers buy products from the company annually or biannually with delivery requirements spanning one to two years.

•	Because of the extensive testing and qualification required to produce our products, the company’s manufacturing and testing times can exceed one year.

As the company buys raw material only to fulfill actual requirements excess raw material  is created only when a vendor is imposing minimum buy. Such excess material will be utilized most of the time when meeting the requirements of the next buy by the customer.  However, as stated below if not used it will be fully reserved for after two fiscal years.

The company’s inventory valuation policy is as follows:

Raw material	- All material purchased and/ or used in the last two fiscal years is valued at the lower of its acquisition cost or market..

- All material not purchase/used in the last two fiscal years is fully reserved for.

Work in process	- All production lots in process which were started or worked on in the last two fiscal years are carried at the lower of cost or market.

- All production lots in process which were started or continued processing in over two fiscal years are fully reserved.

Finished goods	- All finished goods with firm orders for later delivery are valued (material and overhead) at the lower or cost or market.

- All finished goods with no orders are fully reserved.

Any inventory item once designated as reserved is carried for inventory valuation purposes at zero value in all subsequent valuation activities.

December 11, 2007	Page -3-

Typical finished product manufacturing cycle is 7 to 9 months. Scheduled delivery requirement by most customers is between 12 and 24 months.

Even when a major weapons system utilizing Solitron products goes out of production  there will be small requirements for spares by the U.S. government or foreign customers for many years.

Considering the above mentioned facts, Solitron Devices has established its inventory obsolescence policy which is stated above.

2.	We acknowledge the Staff’s comment and will revise our future filings accordingly.

3.	We acknowledge the Staff’s comment and will revise our future filings accordingly.

4.	We acknowledge the Staff’s comment and will revise our future filings accordingly.

5.
Based on its earlier commitment under the “Consent Final Judgment”, Solitron Devices is  certain that it will have to pay the claim by the Florida Department of Environmental Protection (FDEP) once the department submits details of its claim.

The FDEP claim reportedly covers FDEP’s unreimbursed costs that it incurred in  connection with the sites that are the subject of the Consent Final Judgment. The  Consent Final Judgment obligates Solitron to pay certain costs and expenses incurred by  FDEP. On November 22, 2006, FDEP agreed to provide Solitron Devices with a cost reimbursement package to provide detail in support of FDEP’s claim. FDEP further  agreed that, upon receipt by Solitron Devices of the cost reimbursement package and a reasonable opportunity to review the package, Solitron Devices would direct payment of  $55,000.00 from the Port Salerno Escrow Account and remit same to FDEP as a partial  payment of FDEP’s claim and that the balance of the claim would be funded from  renewed monthly payments in accordance with a payment schedule to be agreed upon  between FDEP and Solitron Devices. To date, FDEP has not submitted the cost  reimbursement package to Solitron Devices for review; nor has Solitron Devices proposed any repayment schedule to FDEP. Solitron Devices is awaiting receipt of the  cost reimbursement package prior to proposing a repayment schedule.

Presently there is approximately $57,920.00 in the Port Salerno Escrow Account. For  purposes of establishing a reserve to cover Solitron Devices’ remaining obligations under the Consent Final Judgment, Solitron Devices assumes that the repayment schedule  would cover a period of seven (7) years. Solitron Devices disclosed some details of this environmental liability under the “Notes to Consolidated Financial Statement”. See  Page 32 of the company’s 10KSB dated February 28, 2007, Item Number 7. Other Long-Term Liabilities.

December 11, 2007	Page -4-

The details of the liability on the company’s books and records are as follows:

Amount of liability per FDEP:	$214,800
LESS: Amount in Escrow	($57,920)
Remaining Amount Due:	$156,880
Present Value of Net Potential Liability	$118,276
Discounted to present at 8 ¼ % over
28 quarterly payments (as previously
suggested by Consent Final Judgment)

Should you have further questions and or require clarification, please contact me at 561-848-4311, ext. 255.

Sincerely yours,

/s/ Shevach Saraf

Shevach Saraf

SF:mr